DM

18006868

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 05 2018
Washington DC

SEC FILE NUMBER
8-17609

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kuykendall & Schneider, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3405 22nd Street, Suite 202
(No. and Street)

Lubbock (City) TX (State) 79410 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Miles Hornak (806) 793-2525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

400 Pine St., Suite 600 (Address) Abilene (City) TX (State) 79601 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RMS

OATH OR AFFIRMATION

I, Miles Hornak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kuykendall & Schneider, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRENDAN KING
Notary Public, State of Texas
Comm. Expires 08-31-2021
Notary ID 131266486

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KUYKENDALL & SCHNEIDER, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION

together with

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEARS ENDED
DECEMBER 31, 2017 AND 2016
AND
SUPPLEMENTAL REPORT ON EXEMPTION REPORT

KUYKENDALL & SCHNEIDER, INC.

TABLE OF CONTENTS

EideBailly

CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Kuykendall & Schneider, Inc.
Lubbock, Texas

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Kuykendall & Schneider, Inc. as of December 31, 2017, and the related statements of operations, changes in stockholders' equity, and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Kuykendall & Schneider, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Kuykendall & Schneider, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Kuykendall & Schneider, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

400 Pine St., Ste. 600 | Abilene, TX 79601-5190 | T 325.672.4000 | TF 800.588.2525 | F 325.672.7049 | EOE

Other Matter
The supplemental information included in Schedules I is required by rule 17a-5 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Kuykendall & Schneider, Inc.'s financial statements. The supplemental information is the responsibility of Kuykendall & Schneider, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information included in Schedules I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Adjustments to Prior Period Financial Statements
The financial statements of Kuykendall & Schneider, Inc. as of and for the year ended December 31, 2016, were audited by Davis Kinard & Co, PC. who joined Eide Bailly LLP on December 4, 2017 and whose report dated February 24, 2017, expressed an unmodified opinion on those statements. As discussed in Note 8 to the financial statements, certain errors resulting in overstatement of amounts previously reported for accounts receivables and revenue and accounts payable and expense as of December 31, 2016, were discovered by management of the Company during the current year. Accordingly the 2016 financial statements have been restated to correct this error. Davis Kinard & Co, PC. reported on the 2016 financial statements before the restatement.

As part of our audit of the 2017 financial statements, we also audited the adjustments described in Note 8 that were applied to restate the 2016 financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the 2016 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2016 financial statements as a whole.

Eide Bailly LLP

We have served as Kuykendall & Schneider, Inc.'s auditor since 2018.

Abilene, Texas
February 27, 2018

KUYKENDALL & SCHNEIDER, INC.

FINANCIAL STATEMENTS
December 31, 2017 and 2016

Exhibit A

KUYKENDALL & SCHNEIDER, INC.

BALANCE SHEETS
December 31, 2017 and 2016

		2017		2016, Restated
ASSETS				
Cash and Cash Equivalents	$	137,725	$	94,971
Receivables:				
Broker or Dealer		39,223		39,683
Deposits and Other Assets, Net		21,860		20,836
TOTAL ASSETS	$	198,808	$	155,490
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities:				
Accounts Payable and Accrued Expenses	$	88,518	$	126,416
Stockholders' Equity:				
Common Stock, $10 par; Authorized 500,000 Shares; Issued 670		6,700		6,700
Retained Earnings		103,590		22,374
		110,290		29,074
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	198,808	$	155,490

The accompanying notes are an integral part of these financial statements.

Exhibit B

KUYKENDALL & SCHNEIDER, INC.

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2017 and 2016

	2017	2016, Restated
REVENUE		
Commissions	$ 1,062,944	$ 1,047,347
Other Income	-	-
Interest Income	792	162
	1,063,736	1,047,509
EXPENSES		
Employee Compensation	219,732	185,625
Commissions	585,714	711,592
Occupancy and Furniture Rental	29,742	29,742
Taxes - Other than Income	33,733	32,111
Other Operating Expense	113,599	110,733
	982,520	1,069,803
Net Income (Loss)	$ 81,216	$ (22,294)
Income (Loss) Earnings per Share of Common Stock	$ 121.22	$ (33.27)

The accompanying notes are an integral part of these financial statements.

Exhibit C

KUYKENDALL & SCHNEIDER, INC.

STATEMENTS OF CHANGE IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2017 and 2016

	Common Stock	Retained Earnings
Balance, December 31, 2015, Restated	$ 6,700	$ 44,668
Net Loss Year Ended December 31, 2016	-	(22,294)
Balance, December 31, 2016, Restated	6,700	22,374
Net Income Year Ended December 31, 2017	-	81,216
Balance, December 31, 2017	$ 6,700	$ 103,590

The accompanying notes are an integral part of these financial statements.

Exhibit D

KUYKENDALL & SCHNEIDER, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2017 and 2016

	2017	2016, Restated
Cash Flows from Operating Activities		
Net Income (Loss)	$ 81,216	$ (22,294)
Change in Assets and Liabilities		
Receivables	460	(2,484)
Deposits and Other Assets	(1,024)	628
Liabilities	(37,898)	(8,368)
Net Increase (Decrease) in Cash	42,754	(32,518)
Cash and Cash Equivalents at Beginning of Year	94,971	127,489
Cash and Cash Equivalents at End of Year	$ 137,725	$ 94,971

The accompanying notes are an integral part of these financial statements.

KUYKENDALL & SCHNEIDER, INC.

NOTES TO THE FINANCIAL STATEMENTS
For the Years Ended December 31, 2017 and 2016

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

The Company was incorporated under the laws of the State of Texas on April 23, 1973 to operate as a broker-dealer in investment securities. The Company is a member of the Securities and Exchange Commission (SEC) and also a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Lubbock, Texas.

No separation of assets and liabilities as between current and non-current is made since, for a brokerage, such distinction has little meaning and requires arbitrary decisions. Such practice is generally accepted in the industry.

The Company maintains its cash and cash equivalents with high quality financial institutions. At times, the amount may be in excess of the FDIC insured limits, however the Company does not consider this to be a significant credit risk.

Securities transactions (and the related commission revenue) are recorded on a trade date basis.

The Company has elected self-insurance as to certain risks. Any losses are recorded when determinable. No losses were recorded during the years ended December 31, 2017 and 2016.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Certain reclassifications of amounts previously reported have been made to the accompanying financial statements to maintain consistency between periods presented.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2: FEDERAL INCOME TAX

The Company has elected to be taxed as an S corporation. Gains and losses are included in the personal income tax return of the stockholder and taxed depending on his personal tax strategies. Accordingly, the Company has no provision for current or deferred income taxes.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2017, the unrecognized tax benefit accrual was zero. The Company will recognize tax benefits in income tax expense if incurred.

NOTE 3: LEASE COMMITMENTS

The Company leases its office. The office is leased through February 2019 with monthly rent payments of $2,479 per month. Rent expense was $29,742 for the years ended December 31, 2017 and 2016, respectively.

NOTE 4: RETIREMENT PLAN

The Company offered eligible employees the option to contribute a portion of their compensation to a SAR-SEP retirement plan. Employees are eligible to participate in the plan after they have been employed during three consecutive calendar years. The Company made contributions to employee accounts in 2017. Of the $33,184 contributed in 2017, $7,480 and $7,686 related to 2016 and 2017, respectively. The plan was terminated effective December 31, 2017.

NOTE 5: RESTRICTIONS OF RETAINED EARNINGS

Pursuant to net capital provisions of various regulatory agencies, the Company is required to maintain certain minimum net capital as defined under such provisions. Such rules may effectively restrict the payment of dividends.

NOTE 6: CONCENTRATIONS OF RECEIVABLES AND DEPOSITS

Hilltop Securities (HTS) clears trades for the Company and requires a deposit of $15,000 be maintained at HTS for this service. There was no outstanding balance due from HTS as of December 31, 2017 and 2016.

NOTE 7: BUSINESS CONCENTRATION

One mutual fund company accounted for 77% and 71% of revenues in 2017 and 2016, respectively.

NOTE 8: PRIOR PERIOD ADJUSTMENTS

During 2017, the Company identified misstatements within the 2016 financial statements related to required SAR-SEP retirement plan contributions to effected employees' accounts that were not made when due.

The Company restated its previously issued financial statements to appropriately reflect the December 31, 2016 accounts payable and accrued expenses and retained earnings and the appropriate provision for other operating expense and net income for the year ended December 31, 2016, and to appropriately reflect retained earnings as of December 31, 2015.

During 2017, the Company identified misstatements within the 2016 financial statements related to accrued 12b-1 fees not reversed at the time the Company received payment.

The Company restated its previously issued financial statements to appropriately reflect the commissions and net loss for the year ended December 31, 2016.

The following is a summary of the effects of the restatements in the Company's December 31, 2016 balance sheet:

	As Previously Reported	Adjustment	As Restated
As of December 31, 2016			
Accounts Payable and Accrued Expenses	$100,918	$25,498	$126,416
Retained Earnings	$60,628	($38,254)	$22,374

The following is a summary of the effects of the restatements in the Company's December 31, 2016 Statement of Operations:

	As Previously Reported	Adjustment	As Restated
Year Ended December 31, 2016			
Commissions	$1,060,103	($12,756)	$1,047,347
Other Operating Expense	$103,252	$7,481	$110,733
Net Loss	($2,057)	($20,237)	($22,294)

The following is a summary of the effects of the restatements in the Company's December 31, 2015 balance of Retained Earnings within the Company's Statements of Change in Stockholders' Equity:

	As Previously Reported	Adjustment	As Restated
As of December 31, 2015			
Retained Earnings	$62,685	($18,017)	$44,668

The following is a summary of the effects of the restatements in the Company's December 31, 2016 Statement of Cash Flows:

	As Previously Reported	Adjustment	As Restated
Year Ended December 31, 2016			
Net Loss	($2,057)	($20,237)	($22,294)
Change in Receivables	($15,240)	$12,756	($2,484)
Change in Liabilities	($15,849)	$7,481	($8,368)

NOTE 9: SUBSEQUENT EVENTS

Subsequent events were evaluated through February 27, 2018 which is the date the financial statements were available to be issued. There were no events requiring disclosure.

SUPPLEMENTAL INFORMATION

Schedule I

KUYKENDALL & SCHNEIDER, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 OF SECURITIES AND EXCHANGE COMMISSION
December 31, 2017

Stockholders' Equity (Qualified)		$ 110,290
Non-allowable Assets		25,400
NET CAPITAL		84,890
Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness) (A)	5,901	
Minimum Dollar Net Capital Requirement (B)	5,000	
Net Capital Requirement (Greater of A or B)		5,901
Excess Net Capital		78,989
Net Capital less 10% of Aggregated Indebtedness		$ 76,038

Kuykendall & Schneider, Inc. is exempt from the Determination of Reserve Requirements pursuant to Rule 15c-3 under paragraph (k) (2) (ii).

Kuykendall & Schneider, Inc. does not have any liabilities subordinated to claims of general creditors.

No material differences were noted between the audited financial statements and the December 31, 2017, Part IIA, FOCUS report filing of Kuykendall & Schneider, Inc., with respect to the Computation of Net Capital under Rule 15c3-1.

EideBailly

CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Kuykendall & Schneider, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Kuykendall & Schneider, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kuykendall & Schneider, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Kuykendall & Schneider, Inc. stated that Kuykendall & Schneider, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Kuykendall & Schneider, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kuykendall & Schneider, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Eide Bailly LLP

Abilene, Texas
February 27, 2018

KUYKENDALL & SCHNEIDER, INC.

3405 22ND STREET, SUITE 202 ~ LUBBOCK, TEXAS 79410
PHONE 806-793-2525 ~ FAX 806-793-2528

EXEMPTION REPORT

It is our best knowledge and belief that Kuykendall & Schneider, Inc., a licensed broker/dealer, is exempt from the filing requirements of Rule 15c3-3 as identified in paragraph (k)(2)(ii). Kuykendall & Schneider, Inc., as an introducing broker/dealer:

- Clears all transactions with and for customers on a fully disclosed basis with an appropriate clearing broker/dealer.
- Promptly transmits all customer funds (Kuykendall & Schneider, Inc. does not receive client securities) to the clearing broker/dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto.

Kuykendall & Schneider, Inc. believes it has met the identified exemption provision throughout the year ended December 31, 2017 and to the date of this report, without exception.

Miles Hornak
President
Kuykendall & Schneider, Inc.

February 7, 2018

EideBailly

CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors of Kuykendall & Schneider, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the (Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Kuykendall & Schneider, Inc. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Abilene, Texas
February 27, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 12/31/2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*****2721*********************MIXED AADC 220
17609 FINRA DEC
KUYKENDALL & SCHNEIDER INC.
3405 22ND ST STE 202
LUBBOCK, TX 79410-1348

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Miles Hornak 806-793-2525

WORKING COPY

2. A. General Assessment (item 2e from page 2) $44.97

B. Less payment made with SIPC-6 filed (**exclude interest**) (16.43)
7/25/2017
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 28.54

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $28.54

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $28.54

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kuykendall & Schneider, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 17 day of January, 20 17.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1,050,980
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,020,998
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	1,020,998
2d. SIPC Net Operating Revenues	$29,982
2e. General Assessment @ .0015 Rate effective 1/1/2017	$44.97

(to page 1, line 2.A.)